Meeder Financial & The Flex-funds®

2011 Annual Economic Review and Outlook

Presented by:

Clinton Brewer, CFA
Portfolio Manager

Investment Solutions Since 1974

Hello

This is Clinton Brewer, and I am a portfolio manager with Meeder Financial.

Welcome to our 2011 economic review and outlook webcast.

In this brief presentation, we will address the key factors that drove the economy and capital markets in 2011, as well as provide an outlook for 2012.

Italy & Spain 5-year Bond Yields

Italy 5-year Government Bond Yield
Spain 5-year Government Bond Yield
6.147
4.054
8.000
7.000
6.000
5.000
3.000
Mar
Jun
Sep
Dec
Mar
Jun
Sep
Dec
Mar
Jun
Sep
Dec
2009
2010
2011
20
EI806914 Corp (BTPS 4 3/4 09/15/16) Europe 5 Year Yields Weekly 02JAN2009-30DE
Copyright© 2012 Bloomberg Finance L.P.
03-Jan-2012 16:48:22

Source: Bloomberg as of 12/31/11

The European debt crisis entered a dangerous new phase in 2011 with Italy facing credit market pressure.  Italy represents an escalation in the crisis since the country is the third largest eurozone economy, and is home to the third largest bond market in the world.

Both Italy and Spain saw yields on their government bonds increase significantly in 2011 as investors shunned risky assets and favored safe-havens such as Germany in Europe as well as US Treasury securities.  As you can see, the yields of Italy’s 5-year government bonds more than doubled since early 2011.

However, the yields shown here have fallen recently from their peak reached in the fourth quarter following the latest eurozone summit.

U.S Political Landscape

- US debt ceiling debate and subsequent credit rating downgrade.
- Expiring payroll tax cuts and emergency unemployment benefits.
- Failure of the US deficit ‘super committee’.
- Tax expirations

2011 was also witness to much political brinksmanship, including the US debt ceiling and associated deficit reduction, payroll tax cuts, and the ultimate failure of the deficit super committee.  The White House and members of Congress struggled to find common ground on numerous issues impacting the economy and fiscal health of the nation, that was actually cited as a factor by Standard & Poor’s when it downgraded the credit rating of the United States in August.

As daunting and frustrating as 2011 seemed, 2012 holds the promise of more political wrangling.  Not only do we have the Presidential election, there are a variety of tax provisions set to expire at the end of the year, including capital gains and dividend tax rates.

We will cover this in more detail later in this presentation as part of our 2012 outlook.

S&P Valuation Attractive

S&P 500 Earnings
S&P 500 Price
Earnings
Price
100
90
80
70
60
50
40
1600
1400
1200
1000
800
600
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09
Jun-10
Dec-10
Jun-11
Dec-11
-20%
S&P 500
Oct 07 – Dec 11

Source: Bloomberg as of 12/31/11

As mentioned in previous quarterly reviews, stock market valuations remain attractive.  This blue line summarizes the per share earnings of the S&P 500 for the past 7 years.  Recently, earnings per share has approached, and even slightly exceeded, the earnings at the peak of the market in 2007.  Now, if we overlay the S&P 500 price, which is shown here in red, we see that, even though earnings have reestablished their prior peak, the price of the S&P 500 is still 20% below the market peak in October 2007.  So relative to earnings, stocks are cheaper than they were in 2007, which is another way of pointing out that the P/E ratio of the S&P 500 has declined since that time and currently stands at about 13.5 times.

Institute for Supply Management

60
55
53.9
50
45
40
35
2005
2006
2007
2008
NAPMPMI Index (ISM Manufacturing PMI SA) ISM Monthly 31DEC2004-31DEC2011
Germany 48.4
France 48.9
Italy 44.3
Spain 43.7
Greece 42.0

Source: Bloomberg as of 12/31/11

The domestic economy exhibited various signs of strength and weakness during 2011.  We will now review a few of the indicators that we pay close attention to.

First, in lieu of GDP, we prefer to follow the Institute for Supply Management’s Manufacturing Purchasing Manager’s Index, which is a more timely indicator of economic activity.  Here, a reading above 50 normally translates to continued economic expansion.  This indicator has remained above 50 for nearly two years now, and was reported on January 3rd at 53.9, which was above economist’s expectations and is the highest level since last June.

By comparison, many of the Western European countries have fallen below the key level of 50, thus indicating a recession may already be underway in Europe.  We will touch on Europe again in our 2012 outlook as well.

Housing Price Change By State

9/30/10 – 9/30/11

-8.7%
Washington
-4.9%
Oregon
Idaho
-2.7%
Montana
5.4%
North Dakota
-6.3%
Minnesota
2.9%
Wyoming
-0.1%
South Dakota
-3.7%
Wisconsin
-2.0%
Michigan
-7.0%
California
-12.3%
Nevada
-5.0%
Utah
-0.2%
Colorado
0.5%
Nebraska
1.3%
Iowa
-4.6%
Illinois
-0.8%
Indiana
-3.4%
Ohio
-1.1%
Pennsylvania
-2.2%
Kansas
-4.3%
Missouri
-2.7%
Kentucky
-3.2%
West Virginia
-1.4%
Virginia
-12.0%
Arizona
-5.5%
New Mexico
-2.4%
Oklahoma
-0.9%
Arkansas
-1.1%
Tennessee
-3.6%
North Carolina
-4.6%
South Carolina
-5.0%
Alabama
Georgia
-2.7%
Mississippi
-1.6%
Texas
-2.1%
Louisiana
-3.6%
Florida
-0.9%
Alaska
-2.0%
Hawaii
-4.4%
New Hampshire
-1.2%
Vermont
-1.6%
Maine
-2.2%
Massachusetts
-1.7%
New York
-6.2%
Rhode Island
-1.8%
Connecticut
-4.8%
New Jersey
-1.3%
District of Columbia
-6.4%
Delaware
-4.2%
Maryland
-15.0% to -7.0%
-7.0% to -5.0%
-5.0% to 0.0%
0.0% to 15.0%

Source: Federal Housing Finance Agency

Housing has been such a major factor in the economic struggles over the past 6 years, and the drop in housing prices over that time has been frequently discussed.  Instead of looking at the overall declines for the past 6 years, this slide depicts the change in home prices by state during just the past year through the third quarter of 2011.  States shown here in red have seen declines of 7 to 15%, brown corresponds to a decline of 5 to 7%, light blue means no change to a decline of 5%, while states in dark blue have seen no change or up to a gain of 15%.  It continues to highlight the regional nature of declines.  While the rate of decline has slowed, we continue to expect downward pressure on home prices due to the ongoing sluggish rate of the economic recovery and the potentially large supply of houses.

The Index of Leading Indicators

1950
1955
1960
1965
1970
1975
1980
1985
1990
1995
2000
2005
2010
115
110
105
100
95
90
85
80
75
70
65
60
55
50
45
40
35
30
Recessions
Source: The Conference Board

©Copyright 2012 Ned Davis Research, Inc. Further distribution prohibited without prior permission. All Rights Reserved.
See NDR Disclaimer at www.ndr.com/copyright.html For data vendor disclaimers refer to www.ndr.com/vendorinfo/

This slide shows the index of leading economic indicators published by the Conference Board going back to the 1950s, and the shaded areas of the chart represent recessions.

On a positive note, this index continues to rise, and is called the index of leading economic indicators for a reason.  Note how prior to virtually every recession over the past 60 years, this index has declined before the start of a recession.  If we were in the beginning stages of another recession, it would be the first time in over 60 years it did so without previous warning from this index.

2012 Outlook

- Historical Stock Market Tendencies
- Pace of Global Economic Growth
- Ongoing European Debt Crisis
- Improvements in the U.S. Economy
- Domestic Legislation

We believe the factors presented in this slide represent the key catalysts that will drive the global capital markets in 2012, namely

•	Historical Stock Market Tendencies following waterfall declines
•	The pace of global economic growth
•	The ongoing European debt crisis
•	Improvements in the US economy
•	And finally, upcoming domestic legislation.

We will now briefly review each factor in more detail.

Recession vs. No Recession

S&P 500 Following 18% Declines

S&P 500 Following 18% Declines: Recession vs. No Recession
Average After Bull Market Peaks Not Associated w/Recession
Average After Bull Market Peaks Associated w/Recession
Current Case*
No Recession
Recession
Current Cycle
Down 18% From Peak
Peak dates based on NDR-defined Bull & Bear Markets
*Current case allocated to 100 on 8/8/2011
<--Months Before-->
<--Months After-->
S1002

©Copyright 2011 Ned Davis Research, Inc. Further distribution prohibited without prior permission. All Rights Reserved.
See NDR Disclaimer at www.ndr.com/copyright.html . For data vendor disclaimers refer to www.ndr.com/vendorinfo/

This is an interesting slide from Ned Davis Research which does a great job showing the crossroads that the stock market seems to be at this time.

This chart tracks previous declines of 18% in the S&P 500 and the subsequent performance of the stock market.  The dashed vertical black line here marks when the S&P had declined 18% from a peak like it did in August 2011.  The black line here shows the subsequent performance when no recession followed the decline, where the markets, on average have increased approximately 11% over the subsequent year.  The blue line shows the market performance when a recession follows an 18% decline, where the markets have, on average made additional lows before climbing back to about breakeven a year later.  The red line represents the most recent 11 months of the S&P 500’s performance.  If this chart is any guide, it appears that the inflection point we reached a few months ago and subsequent performance indicates that the likelihood of a pending recession has diminished.

2012 GDP Growth Estimates

9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
China
India
Russia
Brazil
Mexico
Japan
Canada
United States
Germany
France
Italy

Source: The Economist as of 12/31/11

This chart presents GDP growth estimates for 2012 for various countries around the world.  As you can see, emerging markets are once again expected to be the driver for global growth.  However, while China and India are expected to continue growing by high single-digits, Brazil and Russia are set to grow around low- to mid-single digits.

Japan is expected to continue its rebound following the earthquake and tsunami in 2011, while the US should post a modest growth rate.  Western Europe, however. is expected to be a drag on global growth given the ongoing sovereign debt crisis and implementation of harsh austerity measures.  These estimates appear to be consistent with the most recent Purchasing Manager Index readings discussed earlier in this presentation.

2012 Debt Maturities

$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
Billions
Italy
Spain
Greece
Portugal
Ireland
Italy and Spain: $600 Billion
Total PIIGS: $700 Billion

Source: Bloomberg as of 12/31/11

Europe will continue to be a catalyst in 2012 for the global capital markets.  In fact, we expect 2012 to present additional significant challenges that will test the determination of European leaders to contain their sovereign debt crisis.

This is because of large debt maturities that are set to occur in 2012 and need to be refinanced, especially among Italy and Spain that, combined, total over $600 billion.  While Greece, Portugal, and Ireland have all arranged bailouts that should take care of their funding needs, Italy and Spain are still subject to the markets to issue debt.

If either country cannot raise enough funds to meet their scheduled maturities, or have to issue new debt at extremely high interest rates, then a default could be a real possibility without action by European leaders.

Weekly Initial Jobless Claims

8.5%
Unemployment rate
December 2011
372
650
600
550
500
450
400
350
300
250
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
INJCJC Index (US Initial Jobless Claims SA) Jobless Claims Daily 07JAN2000-30D Copyright© 2012 Bloomberg Finance L.P. 10-Jan-2012 08:38:44

Source: Bloomberg as of 12/31/11

Despite the large presence of negative news headlines and investor sentiment, recent reports indicate that the US economy is holding up rather well.  Weekly initial jobless claims provide a timely glimpse into the health of the economy and labor market, and has recently held below the 400,000 level.  Many economists hold this level to be significant, and believe that sustained job creation occurs when weekly claims hold below 400,000.  This coincides with recent monthly payrolls report, which shows over 800,000 jobs created in the past 6 months while the unemployment rate fell to its lowest level since early 2009.

Going into 2012, if weekly jobless claims can continue to improve and correspond with further job creation, then these improvements in the labor market could result in stronger than expected economic growth.

December 31, 2012 Expiration

- Top 35% income-tax rate (will be 39.6%)
- Top 15% in qualified dividends (will be 39.6%)
- Top 15% Capital Gains rate (will be 20%)
- Current Estate and gift tax rates and exemption
- American Opportunity Education Credit

While the political landscape will be dominated by the presidential election in 2012, we believe it is important to highlight just a few of the key tax provisions that will come into play.

At the end of 2012, the so-called Bush Tax cuts are scheduled to expire and the top income tax bracket will increase to 39.6%, as will the rate for qualified dividends.  In addition, the top rate for long-term capital gains will increase to 20%.  This will be a major issue throughout 2012.  If not extended, income tax rates, capital gains rates, and qualified dividend tax rates will all increase effective in 2013.  Of course, the November 2012 elections will help determine whether these tax reductions will be extended, or allowed to expire.

Thank You

Meeder Financial, Inc.

6125 Memorial Drive
Dublin, OH 43017
Phone: 866.633.3371
www.meederfinancial.com

Thank you for your time.  I also strongly encourage you to listen to our 2011 review webcast that focuses on recent capital market performance as well as our current investment strategies and allocations.  Thank you for joining us.

Disclosure

Performance shown represents past performance and does not guarantee future results. Investment performance assumes reinvestment of all dividend and capital gain distributions. The investment return and principal value of an investment will fluctuate so an investor's shares or units, when redeemed, may be worth more or less than their original cost. For current Fund performance information visit www.flexfunds.com. Investors are advised to consider the investment objectives, risks, charges and expenses of The Flex-funds® carefully before investing. The Flex-funds® prospectus contains this and other information about the Funds and should be read carefully before investing. To request or receive a copy of The Flex-funds® prospectus, contact Shareholder Services at 800.325.3539 or visit www.flexfunds.com.

The unmanaged Standard & Poor's (S&P) 500 Index is a market value-weighted index of common stocks considered representative of the broad market. Total returns for the unmanaged index assume change in security prices and reinvestment of dividends and capital gain distributions, but do not reflect the costs of managing a mutual fund Individuals cannot invest directly in the index.

Opinions and forecasts regarding sectors, industries, companies, countries and/or themes, and portfolio composition and holdings, are all subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security, industry, or sector.

Investments in foreign securities may entail unique risks, including political, market and currency risks.

Investing in securities involves inherent risks, including the risk that you can lose the value of your investment. There is no assurance that the investment process will consistently lead to successful results.

15

Meeder Financial & The Flex-funds®

2011 Annual Review

Presented by:

Ted Clark,
Client Portfolio
Manager

Investment Solutions Since 1974

Hello everyone, thanks for joining me today.  This is Ted Clark, Client Portfolio Manager at Meeder Financial.  Today in this brief presentation, I will be reviewing the performance of many key areas of the capital markets in 2011.  For further details on the events and drivers of the markets, please take some time to review the complement to this presentation, which is the 2011 Review and 2012 Outlook, given by Portfolio Manager, Clint Brewer.

Today's Discussion Topics

- Equity Style Volatility in 2011
- International Markets
- Growth Versus Value Investments
- Sector Performance
- Large Versus Small Cap Stocks
- Fixed Income Market Review

2

Today, I’ll be focusing on the volatility that was prevalent throughout 2011.  I will focus on the performance of international versus domestic stock markets and then move onto growth versus value stocks.  Then I will talk about how different sectors of the equity markets performed and review our sector positioning throughout the year.

And next, I’ll compare large versus small caps and will conclude the presentation with a review of fixed income markets.

Style Boxes By Month

Equity Style Volatility in 2011

Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Large Value 2.21%	Small Growth 5.13%	Emerging Market 4.81%	Developed International 5.67%	Mid Value -0.92%	Mid Growth -1.48%	Emerging Market -0.35%	Large Value -6.05%	Large Value -7.83%	Small Value 14.76%	Small Value 0.02%	Large Value 1.25%
Mid Value 1.91%	Small Value 4.68%	Small Growth 3.33%	Emerging Market 3.71%	Large Value -1.23%	Large Growth -1.50%	Large Growth -1.27%	Large Growth -6.67%	Large Growth -8.45%	Small Growth 14.71%	Small Growth -0.39%	Small Value 0.94%
Large Growth 1.83%	Mid Growth 4.26%	Mid Growth 2.04%	Small Growth 3.71%	Large Growth -1.27%	Developed International -1.64%	Developed International -1.66%	Mid Growth -7.62%	Mid Value -9.74%	Mid Growth 13.16%	Mid Value -0.41%	Mid Value 0.34%
Mid Growth 1.33%	Mid Value 3.6[illegible]%	Small Value 1.73%	Mid Growth 3.24%	Mid Growth -1.40%	Emerging Market -1.66%	Small Value -3.06%	Mid Value -7.[illegible]4%	Mid Growth -9.94%	Mid Value 12.75%	Large Value -0.49%	Small Growth -0.64%
Developed International 1.26%	Large Value 3.44%	Mid Value 1.[illegible]%	Large Growth 2.91%	Small Growth -1.77%	Small Growth -1.76%	Large Value -3.25%	Emerging Market -8.31%	Small Value -10.91%	Emerging Market 11.93%	Mid Growth -0.62%	Large Growth -1.15%
Small Growth 0.54%	Large Growth 3.27%	Large Growth 0.37%	Large Value 2.79%	Small Value -1.92%	Large Value -1.85%	Mid Growth -3.43%	Small Value -8.56%	Small Growth -10.95%	Large Growth 11.78%	Large Growth -1.06%	Mid Growth -1.89%
Small Value 0.36%	Developed International 2.73%	Large Value 0.30%	Mid Value 2.41%	Developed International -2.63%	Small Value -2.03%	Mid Value -3.62%	Developed International -8.83%	Developed International -11.79%	Large Value 11.15%	Developed International -2.75%	Developed International -2.38%
Emerging Market -3.26%	Emerging Market -0.90%	Developed International -0.99%	Small Value 1.82%	Emerging Market -2.77%	Mid Value -2.23%	Small Growth -4.03%	Small Growth -9.15%	Emerging Market -15.53%	Developed International 10.02%	Emerging Market -3.16%	Emerging Market -3.54%

Source: Bloomberg as of 12/31/11

3

I’d like to start with an interesting slide we created to show just how volatile the equity markets really were throughout 2011.

Most investors have seen the “Periodic Table of Investments Returns” which Callan Associates produces that shows the performance of investment styles across multiple years.  What you see here is a variation on the concept and shows the performance of multiple investment styles on a month-to-month basis in 2011.  Each color here represents a either large, mid or small cap growth or value, developed international or emerging market stocks and each month is sorted from highest return to lowest returning segment.

If we look a little bit closer, we can see the extreme volatility throughout the year.  For example, Emerging Markets cycled from the best performing market segment to the worst on several occasions in 2011.

Similarly, Mid-Cap Value stocks, also bounced from the best performing segment to the worst performing segment throughout 2011.

Many of our investment models include a momentum component, which attempts to capture and participate in a market trend.  So when we encounter a market like 2011 which was so volatile, the momentum component of our models can cause us to enter a position, that was experiencing relative strength, only to have that position roll over and start to underperform.

However, across a full market cycle, we believe our ability to participate in trending markets will offset the negative impact of trendless markets that occasionally occur.

Major World Markets

Russia
-17.24%
South
Korea
-11.53%
Germany
-17.38%
UK
-5.42%
France
-16.61%
Japan
-20.52%
S&P 500
2.11%
China
-20.40%
Russell
2000
-4.17%
India
-26.33%
Hong
Kong
-18.47%
Brazil
-15.56%
Australia
-14.86%

Source: Bloomberg as of 12/31/11

4

Keeping with the theme of volatility, this slide summarizes the returns from various stock markets around the world.

While the S&P finished 2011 with a modest gain of just over 2%, this stands in stark contrast to most other countries around the world.

While recent headlines have highlighted Europe, other areas of the world, including Asia, have suffered even greater declines in 2011.

For example, as you see here, Japan and China were down over 20% while India was down over 26%.

S&P 500 vs. International Markets 2011

S&P 500
Avoided emerging markets for most of 2011, completely out since July ging Markets
2.11
-11.89
-20.34
10
5
0
-5
-15
-25
-30
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2011
SPX Index (S&P 500 Index) SPX EEM EFA Daily 31DEC2010-30DEC2011
Copyright© 2012 Bloomberg Finance L.P.
03-Jan-2012 16:55:40

Source: Bloomberg as of 12/31/11

5

Furthermore, regarding international versus domestic markets, this graph compares the performance of the S&P 500 which is in blue, Developed Int’l as represented by EAFE in green and Emerging markets in red.

As I showed in the previous slide, Emerging & Developed Int’l markets dramatically underperformed the U.S. markets in 2011. Emerging Markets were down over 20%, EAFE was down nearly 12%, while the S&P 500 was up just over 2%.

It is important to note that in our tactical portfolios and funds, we have consistently avoided all direct exposure to the developed international markets since December of 2009, which has benefited the performance of our portfolios.

In addition, we avoided emerging market exposure for most of 2011, and have been completely out of emerging markets since July.  However our modest exposure in the first quarter detracted from our performance.

Growth vs. Value

Growth
Value
2.2137
-0.0898
10
5
-5
-10
-15
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2011
20
RAG Index (Russell 3000 Growth Index) Growth vs. Value Daily 31DEC2010-30DEC20 Copyright© 2012 Bloomberg Finance L.P. 03-Jan-2012 16:56:41

Source: Bloomberg as of 12/31/11

6

Turning to Growth vs. Value, this chart shows the relative performance of growth stocks versus value stocks.  And in 2011, Growth stocks marginally outperformed value stocks. Growth stocks were up over 2%, while value stocks were about flat for the year.

We maintained an overweight to growth investments throughout 2011, which marginally benefited our performance for the year.

S&P Performance by Market Sector

25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
4th Quarter
Year to Date
Utilities
Cons Staples
Health Care
Telecom
Technology
Discretionary
Energy
Industrials
Materials
Financials

Source: Bloomberg as of 12/31/11

7

Next, let’s review how the 10 sectors of the S&P 500 performed last quarter and for all of 2011.  Defensive sectors such as healthcare, utilities, and consumer staples performed the best, while financials experienced the sharpest declines for the year.  Cyclical sectors such as industrials and energy were able to bounce back in the fourth quarter.

Our sector models have guided us to be overweight in both healthcare and technology while underweighting financials and energy for most of the last two quarters.

During the first two quarters of 2011, we were inline to overweight the technology sector, while also being inline to underweight the financial sector.  We held a direct position in energy during the first and second quarter, but eliminated that exposure as market volatility set in.

Large Cap Vs. Small Cap

S&P 500
Russell 2000
2.11
-4.17
10
0
-10
-15
-20
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2011
SPX Index (S&P 500 Index) SPX RTY Daily 31DEC2010-30DEC2011
Copyright© 2012 Bloomberg Finance L.P.
03-Jan-2012 16:57:08

Source: Bloomberg as of 12/31/11

8

And lastly with equities, this slide illustrates how small cap stocks performed relative to large cap stocks for 2011.

After performing about the same for the first half of the year, small cap stocks dramatically underperformed large caps by over 6% in the second half of the year.

During the 2nd half of the year, our tactical portfolios had exposure to small-cap stocks ranging from 4 – 14%, thus having a negative impact on our performance last year.

Fixed Income Review

U.S. Treasury Yields

U.S. Credit Rating Downgrade
U.S. Treasury Yields are 33% lower than beginning of 2011
4.50
4.00
3.50
3.00
2.895
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2011
CT30 Govt (US TREASURY N/B) Operation Twist Daily 31DEC2010-30DEC2011
Copyright© 2012 Bloomberg Finance L.P.
03-Jan-2012 16:51:40

Source: Bloomberg as of 12/31/11

9

Switching to Fixed Income investments, the Fed’s actions along with elevated levels of risk and volatility around the world combined to drive US treasury yields lower in 2011.

Even after the S&P cut the long-term credit rating of U.S. debt., treasury yields continued to decline as investors continued to seek safety amidst the European debt crisis.  As you can see, Treasury yields finished 2011 under 3%, which represents a 1.5% decline for the year.  Or said another way, yields are now approximately 33% lower than what they were at the beginning of 2011.

Fixed Income Review

Returns Comparison

BarCap Intermediate US High Yield
BarCap Intermediate Corporate
BarCap US Government Intermediate
6.078
5.512
4.792
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Se
Oct
Nov
Dec
2011
20
LUGITRUU Index (BarCap US Government Intermediate Total Return Index Value Unhe
Copyright 2012 Bloomberg Finance L.P.
10-Jan-2012 14:39:21

Source: Bloomberg as of 12/31/11

10

Lastly, this slide compares the total return of treasuries versus investment grade and high yield corporate bonds.  The black line here represents U.S. Government bonds, while the red line represents corporates with high yield bonds in green.  As you can see from April to September, the European debt crisis spurred a price rally in both investment grade and government securities. While at the same time, there was a selloff in high yield bonds as investors were willing to give up yield for safety.

However, in the 4th quarter in conjunction with a rebound in equities, high yield bonds rallied and ended the year posting similar returns to investment grade and US government bonds.

Throughout the year, we maintained an overweight to investment grade corporate bonds.

Thank You

Meeder Financial, Inc.

6125 Memorial Drive
Dublin, OH 43017
Phone: 866.633.3371
www.meederfinancial.com

11

With that I will conclude my presentation today. I hope you found the information I discussed useful.  Please take the time to review the 2011 Economic Review and 2012 Outlook presentation by Clint Brewer for insights into important drivers of the capital markets last year as well as for 2012.  Thanks again.

Disclosure

Performance shown represents past performance and does not guarantee future results. Investment performance assumes reinvestment of all dividend and capital gain distributions. The investment return and principal value of an investment will fluctuate so an investor's shares or units, when redeemed, may be worth more or less than their original cost. For current Fund performance information visit www.flexfunds.com. Investors are advised to consider the investment objectives, risks, charges and expenses of The Flex-funds® carefully before investing. The Flex-funds® prospectus contains this and other information about the Funds and should be read carefully before investing. To request or receive a copy of The Flex-funds® prospectus, contact Shareholder Services at 800.325.3539 or visit www.flexfunds.com.

The unmanaged Standard & Poor's (S&P) 500 Index is a market value-weighted index of common stocks considered representative of the broad market. Total returns for the unmanaged index assume change in security prices and reinvestment of dividends and capital gain distributions, but do not reflect the costs of managing a mutual fund Individuals cannot invest directly in the index.

Opinions and forecasts regarding sectors, industries, companies, countries and/or themes, and portfolio composition and holdings, are all subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security, industry, or sector.

Investments in foreign securities may entail unique risks, including political, market and currency risks.

Investing in securities involves inherent risks, including the risk that you can lose the value of your investment. There is no assurance that the investment process will consistently lead to successful results.

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